

10013211

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**

For the transition period ____________ to ____________

Commission file number: 33-56623

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Cintas Partners' Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cintas Corporation
6800 Cintas Boulevard
P.O. Box 625737
Cincinnati, Ohio 45262-5737

CONTENTS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CINTAS PARTNERS' PLAN

Date: June 24, 2010

By: Michael A. Womack

Michael Womack,
Vice President, Human Resources

Financial Statements

Cintas Corporation Partners' Plan
Years Ended December 31, 2009 and 2008
With Report of Independent Auditors

Cintas Corporation Partners' Plan

Financial Statements

Years Ended December 31, 2009 and 2008

Contents

Ernst & Young

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, OH 45202

Tel: +1 513 612 1400
Fax: +1 513 612 1730
www.ey.com

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of net assets available for benefits of Cintas Partners' Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

Cincinnati, Ohio
June 24, 2010

Cintas Corporation Partners' Plan

Statements of Net Assets Available for Benefits

	December 31	
	2009	**2008**
Assets		
Cash	**$ 72,751**	$ 137,125
Investments, at fair value:		
Interest-bearing cash	**10,150,147**	6,331,965
Cintas Corporation common stock	**66,993,774**	61,872,338
Shares of common/collective trusts	**166,248,579**	172,541,311
Shares of registered investment companies	**309,988,754**	214,213,474
Participant loans	**21,434,001**	19,734,945
Total investments, at fair value	**574,815,255**	474,694,033
Participant contributions receivable	**1,450,115**	1,378,696
Dividend receivable	**868,245**	162,868
Interest income receivable	**85**	1,150
Total assets	**577,206,451**	476,373,872
Liabilities		
Notes payable	**–**	3,345,307
Net assets available for benefits	**$ 577,206,451**	$ 473,028,565

See accompanying notes.

Cintas Corporation Partners' Plan

Statements of Changes in Net Assets Available for Benefits

Year Ended December 31, ,2009

Additions	
Investment income:	
Interest and dividends	$ 7,103,835
Net appreciation in fair value of investments	73,010,501
Total investment income	80,114,336
Contributions:	
Employer	23,593,738
Participants	45,932,152
Rollovers	573,445
Total additions	150,213,671
Deductions	
Benefit payments	44,179,882
Administrative expenses	1,787,975
Interest expense	67,928
Total deductions	46,035,785
Net increase	104,177,886
Net assets available for benefits at the beginning of the year	473,028,565
Net assets available for benefits at end of year	$ 577,206,451

See accompanying notes.

Cintas Corporation Partners' Plan

Notes to Financial Statements

December 31, 2009

1. Description of the Plan

The following description of the Cintas Corporation Partners' Plan (the Plan) provides only general information. Participants should refer to the *Summary Plan Description* for a more complete description of the Plan's provisions.

General

Cintas Corporation (the Company) established the Plan on June 1, 1991, upon the merger of the Profit Sharing Plan of the Company and the Cintas Corporation Employee Stock Ownership Plan (ESOP). Effective June 1993, the Plan was amended to enable United States employees of the Company (the Participants) to make voluntary pre-tax contributions.

The Plan is a defined-contribution plan designed to comply with the appropriate regulations of the Internal Revenue Code, as amended (the Code), and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Company currently administers the Plan, and Fifth Third Bank serves as the Plan trustee.

Eligibility and Participation

The participants are generally eligible to participate in the tax-deferred contribution portion of the Plan after three months of service. The participants are eligible to participate in all other portions of the Plan after reaching 1,000 hours of service and will receive an allocation of the Company's contributions made as of the end of the fiscal year (May 31) provided they work at least 1,000 hours during the preceding Plan year and are employed with the Company on the last day of the Company's fiscal year.

Contributions

A Participant is permitted to make voluntary pre-tax contributions to the Plan in any whole percent of the Participant's annual compensation from 1% to 75%. At its discretion, the Board of Directors of the Company may authorize a matching contribution of the Participants' pre-tax contributions.

1. Description of the Plan (continued)

A Participant may rollover proceeds of a lump sum distribution from another qualified plan, or transfer proceeds of a distribution from certain individual retirement accounts into the Participant's account. The Company's profit sharing and ESOP contributions are allocated to the profit sharing contributions account and the ESOP contributions account, respectively, and are made at the discretion of the Company's Board of Directors.

Participant Accounts

Each Participant's account is credited with the Participant's voluntary pre-tax contribution and an allocation of (i) the Company's profit sharing contribution, (ii) the Company's ESOP contribution, (iii) the Company's matching contribution, (iv) forfeitures from the profit sharing, 401(k) matching, and ESOP accounts, and (v) Plan earnings. Allocations for (i) and (ii) are based upon a point system, which takes into account compensation and years of service. The allocation for (iii) is equal to the eligible Participant's pre-tax contributions multiplied by the matching contribution percentage, if any, determined by the Board of Directors each year. The allocation for the profit sharing and ESOP portion of (iv) is based upon the ratio of each Participant's eligible compensation to the total eligible compensation, provided that the Participant is eligible to receive a profit sharing or an ESOP allocation. The allocation for the 401(k) matching portion of (iv) is based upon the ratio of a Participant's 401(k) contributions to the total 401(k) contributions, provided that the Participant is eligible to receive a matching contribution. The allocation for (v) is based upon the ratio of each Participant's account value to the total value within the respective fund as of the valuation date.

Forfeitures

Forfeitures totaled $677,033 and $1,298,261 for the years ended December 31, 2009 and 2008, respectively, within the Plan. These funds may be used at the discretion of the Company, first to restore forfeitures of Participants who are re-employed, and next, to make administrative corrections and offset the cost of administration of the Plan. Thereafter, any remaining forfeitures may be allocated as described above in (iv). The Company reallocated $0 and approximately $1,000,000 to eligible Participants as described above in (iv) for the years ended December 31, 2009 and 2008, respectively.

1. Description of the Plan (continued)

Investment Elections

The ESOP's only investment option is the Company's common stock. The Company's Board of Directors determines the contribution made to the ESOP. The Plan allows the Participants to direct their 401(k) pre-tax, after-tax, matching, rollover, and profit sharing contributions into one or more of the following investment options.

The *Fifth Third Stable Value Fund* is a common/collective trust that seeks to provide a stable rate of return while preserving principal. Stable value funds typically invest in contracts, primarily from insurance companies, that specify a given rate of return. The types of securities most usually held in stable value funds are shorter-term, higher-quality, fixed income securities.

The *Fifth Third Equity Index Fund* is a common/collective trust that seeks long-term capital appreciation through replicating the holdings within the S&P 500 Index. Management of the fund attempts to mirror the transactions within the S&P 500 while buying and selling at the best available prices.

The *PIMCO Total Return Fund* is a registered investment company and seeks total return consistent with preservation of capital. The fund normally invests at least 65% of its assets in equity securities with the remaining 35% in fixed income securities, including U.S. government securities, corporate bonds, and mortgage-related securities.

The *PIMCO Investment Grade Corp Bond Fund* is a registered investment company and seeks to maximize return and minimize risks consistent with preservation of capital strategies by investing in high-quality corporate bonds. The fund normally invests at least 80% of assets in a diversified portfolio of investment-grade corporate fixed income securities of varying maturities.

The *PIMCO Real Return Fund* is a registered investment company and seeks to provide a return in excess of inflation by investing in U.S. Treasury Inflation Protection Securities, which are government bonds that provide a return linked to the rate of U.S. inflation as measured by the Consumer Price Index.

1. Description of the Plan (continued)

The Barclays LifePath Family of Funds (Barclays Lifepath Retirement Fund, Barclays Lifepath 2020 Fund, Barclays Lifepath 2030 Fund, Barclays Lifepath 2040 Fund, and Barclays Lifepath 2050 Fund) are registered investment companies (mutual fund) and seek long-term capital appreciation by investing in a pre-mixed portfolio that gradually shifts from a greater concentration of higher-risk investments (primarily equity securities) to a greater concentration of lower-risk investments (generally fixed income securities and cash instruments) as retirement age approaches.

The American Funds Washington Mutual Fund is a registered investment company (mutual fund) and seeks income and the opportunity for growth of principal. The fund seeks to be at least 95% invested in equity securities. The fund invests in equity securities that meet strict standards evolving from requirements originally established by the U.S. District Court for the District of Columbia for the investment of trust funds.

The Fifth Third Quality Growth Fund is a registered investment company (mutual fund) and seeks capital growth; income is secondary. The fund normally invests at least 65% of its assets in equity securities of high-quality growth companies. The equity securities are selected on the basis of historical and projected dividend and earnings growth, debt-to-capital ratios, and quality of management.

The Artisan Mid Cap Fund is a registered investment company (mutual fund) and seeks long-term capital growth. The fund primarily invests in equity securities of mid-size companies. The fund also seeks companies that have or are developing franchise characteristics, and that it believes to be undervalued.

The American Europacific Growth Fund is a registered investment company (mutual fund) and seeks long-term capital appreciation by investing in equity securities outside of the United States, including Europe and Asia. This large blend fund invests in a variety of large international equity securities and money markets.

The T. Rowe Price Small Cap Stock Fund is a registered investment company (mutual fund) and invests in small cap equity securities within the U.S. Companies considered small cap equity securities are those with a total market value below $2 billion. Typically, the portfolio consists of small cap companies that offer superior growth in earnings coupled with an attractive price.

1. Description of the Plan (continued)

The *Vanguard Federal Money Market Fund* is a money market account and seeks to provide current income while maintaining liquidity and a stable share price of $1. The fund invests primarily in short-term fixed income securities issued by U.S. government agencies.

The *Cintas Corporation Common Stock Fund* invests in common stock of the Company. Fifth Third Bank makes purchases of the Company's common stock for this fund either on the open market or directly from the Company. Fifth Third Bank determines when to purchase the Company's common stock for the fund. Until purchases are made, contributions are held in cash. The Participants, through a proxy, direct Fifth Third Bank how to vote on this common stock.

Benefits and Vesting

The benefits to which the Participants are entitled cannot exceed the value of the Plan's net assets. Employee pre-tax contributions, rollover contributions, and Plan earnings thereon vest immediately. Participants' vesting in their ESOP contributions account and profit sharing contributions account changed effective with the plan year ending December 31, 2007. For contributions related to Plan Years ending December 31, 2006 and prior, partners are 100% vested after five years of service with no partial vesting. For contributions related to Plan Years ending December 31, 2007 and thereafter, partners are 100% vested after three years of service with no partial vesting. A Participant is vested in his or her Company matching contribution account with the following schedule:

Years of Vesting Service	Percentage Vested
Less than 2 years	0%
2 years but less than 3 years	20%
3 years but less than 4 years	40%
4 years but less than 5 years	60%
5 years or more	100%

1. Description of the Plan (continued)

Participant Loans

The participants may borrow, from their 401(k) funds, a minimum of $500 up to a maximum of the lesser of 50% of the fair market value of the Participant's pre-tax contributions account, rollover contributions account, and vested transfer contributions account or $50,000 less the Participant's highest outstanding loan balance during the 12 month period immediately preceding the date of the loan. Loans bear interest at a rate of 1% over the Wall Street Journal prime rate and loan terms are not be less than six months nor greater than five years. The balance in the Participant's account secures the loans.

Principal and interest are paid ratably through periodic payroll deductions. Outstanding loans become immediately due and payable if a Participant terminates employment.

Payment of Benefits

On termination of service, a Participant may receive a lump sum amount of his/her 401(k) contributions, including the Participant's pre-tax, rollover, after-tax, and transfer contributions, as soon as administratively practicable after the Participant has been separated from the Company.

A Participant may receive a lump sum amount of the vested portions of his/her ESOP contribution account, profit sharing contribution account, and company matching contribution account as soon as administratively practical after he/she has been separated from the Company if one of the following applies: (i) the Participant is age 55 or older; (ii) the Participant has 15 or more years of credited service; or (iii) the Participant's total vested Company contributions and earnings are $5,000 or less. If none of the above apply, the Participant is eligible to receive his/her ESOP contributions account, profit sharing contribution account, and company matching contribution account after the Participant has been separated from the Company for a period of one year, or after the Participant reaches age 55, whichever is earlier.

The normal form of payment is a lump sum in cash; however, a Participant shall have the right to receive his or her vested account (i) in monthly, quarterly, semi-annual, or annual installment payments over a period less than 10 years or (ii) by a rollover distribution paid directly to an eligible retirement plan. In addition, a Participant may request to receive his/her ESOP contributions account in full shares of the Company's common stock.

1. Description of the Plan (continued)

Benefit payments requested prior to December 31, 2009 and 2008, but that were not paid out until after year-end totaled $241,989 and $159,929, respectively, and are attributable to the standard processing time of distributing benefit payments.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

New Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (FASB) issued the Accounting Standards Codification (ASC). The ASC became the single source of authoritative, non-governmental U.S. accounting and reporting standards, but it did not change U.S. generally accepted accounting principles (GAAP) in the United States. This was effective for interim and annual periods ending after September 15, 2009. The Network adopted the new authoritative guidance as required. Adoption of the new guidance had no impact on the consolidated financial results.

In January 2010, the FASB issued authoritative guidance regarding improving fair value disclosures. The guidance requires a number of additional disclosures regarding fair value measurements. The guidance is effective for interim and annual reporting periods beginning after December 15, 2009. The Plan is currently evaluating the new guidance and will make additional disclosures as required upon the effective date.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Investments, at Fair Value

Investments held by the Plan are stated at fair value. Net realized and unrealized appreciation related to investments is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments. Purchase and sales of securities are recorded on a trade-date basis. Interest and dividends are recorded as earned.

Fair Value Measurements

The Plan follows the provisions of FASB ASC 820, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a framework for measuring fair value. ASC 820 defines a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing an asset or liability. As a basis for considering market participant assumption in fair value measurements, and as noted above, ASC 820 defines a three-level fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity and the reporting entity's own assumptions about market participants.

The fair value hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1 – Inputs utilize quoted market prices in active markets for identical assets or liabilities that the Plan has the ability to access.

Level 2 – Inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset and liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals.

Level 3 – Inputs are unobservable inputs for the asset or liability, which is typically based on an entity's own assumptions, as there is little, if any, related market activity.

2. Significant Accounting Policies (continued)

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level of input that is significant to the fair value measurement in its entirety. The Plan's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

3. Investments

The fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits as of December 31, were as follows:

	2009	2008
Investments at fair value:		
Shares of common/collective trusts:		
Fifth Third Stable Value Fund	**$ 137,122,488**	$ 149,550,496
Fifth Third Equity Index Fund	**29,126,091**	22,990,817
Cintas Corporation common stock:		
Cintas Corporation Common Stock Fund	**66,993,774**	61,872,338
Shares of registered investment companies:		
American Europacific Growth Fund	**40,627,898**	26,029,814
American Funds Washington Mutual Fund	**34,866,791**	30,205,479
Artisan Mid Cap Fund	**30,332,636**	16,223,006
Barclays Lifepath 2020 Fund	**29,955,093**	23,946,236
Barclays Lifepath 2030 Fund	**34,019,094**	25,197,275
Barclays Lifepath 2040 Fund	**31,946,523**	20,359,664
PIMCO Total Return Fund	**43,391,028**	30,538,644

The Plan's investments (including investments bought, sold, and held during the year ended December 31, 2009), appreciated in value as follows:

Cintas Corporation common stock	$ 8,307,170
Shares of registered investment companies	56,039,459
Shares of common/collective trusts	8,663,872
	$ 73,010,501

4. Notes Payable

In prior fiscal years, the Plan obtained bank loans to purchase shares of the Company's common stock. The bank loans, which have variable interest rates, were guaranteed by the Company and were secured by the unallocated shares of the Company's common stock that were purchased. The shares securing the loans were sold in the open market and proceeds from the sale were used to eliminate the outstanding balance on the loans in 2009. As of December 31, 2008, the bank loans' outstanding balances totaled $3,345,307 and were secured by 106,652 shares of the Company's common stock along with other marketable securities with a total market value of $2,479,084.

5. Fair Value Measurements

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31:

	2009			
	Level 1	**Level 2**	**Level 3**	**Total**
Cash	$ 72,751	$ –	$ –	$ 72,751
Investments:				
Interest-bearing cash	10,150,147	–	–	10,150,147
Cintas Corporation common stock	66,993,774	–	–	66,993,774
Shares of a registered investment company:				
Fixed Income Fund	47,550,768	–	–	47,550,768
Equity Fund	262,437,986	–	–	262,437,986
Shares of common/ collective trusts:				
Fixed Income Fund	–	137,122,488	–	137,122,488
Equity Fund	–	29,126,091	–	29,126,091
Participant loans	–	–	21,434,001	21,434,001
Total investments	387,132,675	166,248,579	21,434,001	574,815,255
Total	$ 387,205,426	$ 166,248,579	$ 21,434,001	$ 574,888,006

5. Fair Value Measurements (continued)

	2008			
	Level 1	**Level 2**	**Level 3**	**Total**
Cash	$ 137,125	$ –	$ –	$ 137,125
Investments:				
Interest-bearing cash	6,331,965	–	–	6,331,965
Cintas Corporation common stock	61,872,338	–	–	61,872,338
Shares of a registered investment company:				
Fixed Income Fund	30,538,644	–	–	30,538,644
Equity Fund	183,674,830	–	–	183,674,830
Shares of common/ collective trusts:				
Fixed Income Fund	–	149,550,496	–	149,550,496
Equity Fund	–	22,990,815	–	22,990,815
Participant loans	–	–	19,734,945	19,734,945
Total investments	282,417,777	172,541,311	19,734,945	474,694,033
Total	$ 282,554,902	$ 172,541,311	$ 19,734,945	$ 474,831,158

The following is a description of the valuation methods used for assets measured at fair value.

- *Interest-bearing cash:* The fair value of this investment is based on the actual observable value of the underlying money market funds and is priced daily at the close of business.
- *Cintas Corporation common stock*: The fair value of these securities is based on observable market quotations of Cintas stock and priced on a daily basis at the close of business.
- *Registered investment companies:* The fair value of these securities is based on observable market quotations for the actual underlying assets and is priced on a daily basis at the close of business.
- *Common/collective trust:* The fair value of investments in the common/collective trust is estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value in this investment category has been estimated using the net asset value per share. There are no restrictions related to the investment being redeemable as of the reporting date. See Note 1 for a description of the significant investments within the common/collective trust.

5. Fair Value Measurements (continued)

- *Loans to participants:* The fair values of loans to participants are based on the outstanding values, as these loans are issued in cash, and are deemed to be collectible until the participant is terminated, in accordance with the Plan document.

For participants' loans measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during 2009, a reconciliation of the beginning and ending balances is as follows:

	Participant Loans
Fair value at January 1, 2008	$ 18,560,635
Issuances	12,400,505
Repayments	(9,199,529)
Terminated paid out as a distribution	(2,026,666)
Fair value at December 31, 2008	19,734,945
Fair value at January 1, 2009	**19,734,945**
Issuances	**14,526,754**
Repayments	**(10,285,724)**
Terminated paid out as a distribution	**(2,541,974)**
Fair value at December 31, 2009	**$ 21,434,001**

6. Related-Party Transaction

Certain of the Plan's investments are shares of registered investment companies managed by Fifth Third Bank. Fifth Third Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 17, 2005, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax exempt. A new IRS determination letter request was filed with the IRS on April 28, 2006 for a determination that the Plan, as restated effective June 1, 2005, is qualified under Section 401(a) of the Code.

8. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Plan and ERISA. In the event of Plan termination, the Participants will become 100% vested in their Participant accounts.

9. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participants' account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

Cintas Partners' Plan

EIN: 31-1188630 Plan: 006

Schedule H, Line 4i
Schedule of Assets (Held at End of Year)

December 31, 2009

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Interest Rate, Number of Shares, or Par Value		Current Value
Interest-bearing cash			
Vanguard Federal Money Market Fund	781,393	shares	$ 7,857,194
Fifth Third Banksafe Trust**	2,254,243	shares	2,254,243
Fifth Third Prime Money Market Fund**	38,710	shares	38,710
			10,150,147
Cintas Corporation Common Stock			
Cintas Corporation Common Stock Fund	2,569,765	shares	66,993,774
Shares of common/collective trusts			
Fifth Third Stable Value Fund	11,102,361	shares	137,122,488
Fifth Third Equity Index Fund	1,209,053	shares	29,126,091
			166,248,579
Shares of registered investment companies			
Artisan Mid Cap Fund	1,186,723	shares	30,332,636
Barclays Lifepath Retirement Fund	1,564,615	shares	16,897,837
Barclays Lifepath 2020 Fund	2,048,912	shares	29,955,093
Barclays Lifepath 2030 Fund	2,555,905	shares	34,019,094
Barclays Lifepath 2040 Fund	1,991,678	shares	31,946,523
Barclays Lifepath 2050 Fund	186,308	shares	3,131,836
American Europacific Growth Fund	1,078,235	shares	40,627,898
Fifth Third Quality Growth Fund	1,284,504	shares	18,085,817
T. Rowe Price Small Cap Stock Fund	843,272	shares	22,574,371
American Funds Washington Mutual Fund	1,422,554	shares	34,866,791
PIMCO Total Return Fund	3,087,044	shares	43,391,028
PIMCO Real Return Fund	89,621	shares	1,470,171
PIMCO Investment Grade Corp Bond Fund	158,915	shares	2,689,659
			309,988,754
Participant loans	Interest rates ranging from 4.25 – 9.25%		21,434,001
			$ 574,815,255

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